

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

> **Re:** **Del Global Technologies Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 18, 2010**
> **File No. 333-166867**

Dear Mr. Quicke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note the staff's comments apply to the entire registration statement, and not specific sections. Accordingly, the registration statement should be revised throughout, as necessary, in order to be fully responsive to the staff's comments. Please make appropriate revisions.

2.   We note your response to prior comment 1. However, information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A. See Regulation S-K Item 501(b)(2). Further, given your disclosure in the second sentence in the first paragraph on the prospectus cover page it is not clear why the number of shares per subscription right cannot be included throughout the prospectus. Please revise your registration statement accordingly. Also confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.

Prospectus Cover Page

3.   We note your revisions in response to prior comment 3. Please revise the third-to-last sentence of the third paragraph of the cover page for clarity. The reference to extensions "to on or before" September 15, 2010 is confusing. For instance, in light of your disclosure that no extensions shall extend beyond September 15, 2010, it is uncertain under what circumstances an extension might occur "on" September 15, 2010. Revise throughout the registration statement accordingly.

4.   We note that your disclosure on page 7 of your proxy statement filed June 18, 2010 indicates that the proposed increase in authorized shares will be necessary to complete the contemplated rights offering. Given that the shareholder meeting is scheduled for July 27, 2010, please revise to clarify how all of the rights will be distributed and exercisable on July 12, 2010, as currently disclosed.

5.   We note your response to prior comment 4. Please provide a more detailed legal and factual analysis explaining how you determined that you did not start the rights offering to your largest shareholder before filing this registration statement and that it is consistent with Section 5 of the Securities Act to complete the transaction with a registered offering. In your response, please address when your largest shareholder was first informed of the rights offering, whether upon learning of the rights offering the largest shareholder made any oral or written inquiries with respect to the offering, and whether your largest shareholder will be subject to the representation requirements and purchase limits indicated in exhibit 99.1, and if not, when and how this was determined. Cite all authority on which you rely.

6.   Please provide us with the legal analysis that forms the basis for your conclusion set forth in your response to prior comment 5.

Prospectus Summary

The Rights Offering, page 2

7.   Please add disclosure to the summary and "The Rights Offering" section starting on page 17 regarding the representation requirements and purchase limits contained in exhibit 99.1. Address how these requirements will impact the over-subscription rights.

Non-Transferability of Rights, page 2

8.   We reissue prior comment 7 with respect to expanding your discussion to disclose the circumstances by which the rights may be transferred by operation of law. Also, given your current disclosure regarding "any transfers permitted under applicable state law," it is not clear to what extent the rights are restricted from being transferred, if at all. Please revise to clarify.

Issuance of Our Common Stock, page 4

9.   Please reconcile your disclosure that you *anticipate* issuing certificates within five business days with your response to prior comment 10 that certificates *will* be issued within five business days after expiration of the rights offering.

Use of Proceeds, page 4

10.   Disclose the ratio of the stock splits and the anticipated number and value of fractional shares.

Questions and Answers, page 5

Who will receive subscription rights, page 6

11.   Please revise to disclose that affiliates' rights will be subject to the resale restrictions of Rule 144 as indicated in your response to prior comment 11.

Can the company terminate the rights offering, page 6

12.   We note your disclosure added in response to prior comment 12 that you "anticipate" returning funds within five business days. Please revise to state clearly that you will return funds to shareholders promptly if you terminate the offering, consistent with Rule 15c2-4. Make corresponding revisions throughout the registration statement, including, for example, under Payment Adjustments on page 3.

May shareholders in all states participate, page 7

13.   We note your response to prior comment 14. Please revise to clarify the states where you are reserving the right to impose additional requirements on shareholders to participate in the rights offering and the percentage of securities affected.

Have any shareholders, page 7

14.   We reissue the first part of our prior comment 13 with respect to disclosing the maximum *percentage* interest your largest shareholder may acquire without exceeding the section 382 threshold. Also, specify the "certain shareholders" within the meaning of section 382. With a view towards clarified disclosure:

- please show us how you calculated that the acquisition of 14 million newly issued shares by your largest shareholder would not exceed the 50% limit in section 382;
- explain how the 14 million share threshold discussed here relates to the 1.1 million share limit referenced in exhibit 99.1; and

- tell us whether you intend to update this disclosure after the completion of the stock split contemplated in your preliminary proxy statement.

Expiration of the Rights Offering, page 17

15. We note your response to prior comment 17. Please revise to clarify when an extension of the rights offering would be required by law.

Summary of United States Federal Income Tax, page 73

16. We note your response to prior comment 21 and reissue the comment. Please provide the legal basis for your belief that you are not required to file a tax opinion. Alternatively, please file your tax opinion and make appropriate revisions to this section, including among others to attribute the opinion to counsel and to clarify that your disclosure in this section is a "discussion," not a "summary."

17. We note your response to prior comment 22 and reissue the comment. Please clarify how investors determine whether the fair market value of their oversubscription rights is less or more than the 15% threshold mentioned in this section. If it may be helpful, please consider providing an example.

Exhibit 99.1

18. We note that you have not included the forms to exhibit 99.1. Please tell us the authority on which you rely to omit this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Special Counsel

cc (fax):   Steven Wolosky
               Jeffrey S. Spindler
               Olshan Grundman Frome Rosenzweig & Wolosky LLP